January 8, 2021

VIA EDGAR

Erin Martin

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Athlon Acquisition Corp.

Registration Statement on Form S-1

Filed December 22, 2020, as amended

File No. 333-251605

Dear Ms. Martin:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Athlon Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 11, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 150 copies of the Preliminary Prospectus dated January 7, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

JEFFERIES LLC, as Representative of the Several Underwriters

By:	/s/ Scott M. Skidmore

Name:	Scott M. Skidmore

Title:	Managing Director